Exhibit 99.2

August 4, 2021 Colliers International Group Inc. Second Quarter 2021 Financial Results $FFHOHUDWLQJVXFFHVV

Colliers | 2

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans; a default on loans originated under the Fannie Mae Delegated Underwriting and Servicing DUS Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2020 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

## Non-GAAP measures

This presentation makes reference to the non-GAAP measures Adjusted EBITDA (AEBITDA) and Adjusted EPS (AEPS). Please refer to Appendix for reconciliations to GAAP measures.

Robust second quarter results with strong momentum across all services lines Capital Markets internal revenues significantly higher compared to 2019 pre - pandemic levels Record fundraising quarter in Investment Management Further increased financial outlook for 2021 Announced private placement of a new Senior Notes due 2031 Highlights Colliers 3 2021 2020 Q2 Q2 USD LC (1) Revenue 946.0 550.2 72% 64% Adjusted EBITDA 136.6 60.0 128% 116% Adjusted EBITDA Margin 14.4% 10.9% Adjusted EPS 1.58 0.70 126% GAAP Operating Earnings (2) -385.8 14.5 NM GAAP Operating Earnings Margin -40.8% 2.6% GAAP diluted EPS (2) -10.53 -0.26 NM 2021 2020 YTD YTD USD LC (1) Revenue 1,720.9 1,180.8 46% 40% Adjusted EBITDA 228.7 114.4 100% 91% Adjusted EBITDA Margin 13.3% 9.7% Adjusted EPS 2.64 1.25 111% GAAP Operating Earnings (2) -345.8 33.1 NM GAAP Operating Earnings Margin -20.1% 2.8% GAAP diluted EPS (2) -10.80 -0.14 NM Three months ended June 30 %Change Six months ended June 30 % Change (US$ millions, except per share amounts) (1) Local Currency (2) For the three months and six months ended June 30, 2021, GAAP operating earnings and GAAP diluted EPS include a $471.9 million settlement of Long - Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO

241.3 136.8 265.6 115.0 388.7 257.0 50.5 41.4 946.0 550.2 Q2 2021 Q2 2020 Second Quarter Consolidated Revenues Colliers 4 Outsourcing & Advisory Investment Management Capital Markets Leasing (US$ millions) % Change over Q2 2020 USD LC Investment Management 22% 21% Outsourcing & Advisory 51% 43% Capital Markets 131% 119% Leasing 76% 69% Total 72% 64% Revenue Mix Q2 2021 Q2 2020 Investment Management 5% 8% Outsourcing & Advisory 41% 47% Capital Markets 28% 21% Leasing 26% 24% Total 100% 100% Local currency internal growth: 47%

39% 46% 15% Outsourcing & Advisory Capital Markets & Leasing Investment Management 54% Recurring 45% 27% 23% 5% Outsourcing & Advisory Leasing Capital Markets Investment Management Trailing Twelve Months Ended June 30, 2021 Service Diversification Colliers 5 TTM Q2 2021 Revenue By Service Line TTM Q2 2021 AEBITDA By Service Line Revenue and AEBITDA include the full year impact of acquisitions completed in 2020 and 2021 50% Recurring

Americas 582.8 EMEA 158.6 Asia Pacific 154.0 Investment Management 50.5 62% 17% 16% 5% Americas 308.9 EMEA 99.6 Asia Pacific 100.1 Investment Management 41.4 56% 18% 18% 8% Americas 24.4 EMEA 6.3 Asia Pacific 12.3 Investment Management 17.4 40% 11% 20% 29% 11% Americas 78.9 EMEA 20.6 Asia Pacific 20.7 Investment Management 21.3 56% 14% 15% 15% Second Quarter Geographic Mix (1) Q2 2021 GAAP Operating Earnings: $63.2M Americas, $14.4M EMEA, $16.7M Asia Pacific, $14.2M Investment Management (2) Q2 2020 GAAP Operating Earnings: $3.4M Americas, ($3.3M) EMEA, $5.1M Asia Pacific, $10.6M Investment Management Colliers 6 Q2 2021 Revenues Q2 2020 Revenues Q2 2021 AEBITDA Q2 2020 AEBITDA (US$ millions)

Strong revenue growth - Capital Markets and Leasing activity across major markets - Impact of recent acquisitions Adjusted EBITDA increased on higher revenues and reduced costs from measures implemented during the pandemic Americas Colliers 7 GAAP Operating Earnings: Q2 2021 $63.2M at 10.9% margin; Q2 2020 $3.4M at 1.1% margin 180.0 102.4 176.2 71.6 226.6 134.9 582.8 308.9 Q2 2021 Q2 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 89% 84% Outsourcing & Advisory Capital Markets Leasing

Strong growth across all service lines, particularly Capital Markets Adjusted EBITDA increased on higher revenues and cost savings implemented during the pandemic EMEA Colliers 8 GAAP Operating Earnings: Q2 2021 $14.4M at 9.1% margin; Q2 2020 ($3.3M) at (3.3%) margin 33.9 19.9 46.9 23.0 77.7 56.7 158.6 99.6 Q2 2021 Q2 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 59% 45% Outsourcing & Advisory Capital Markets Leasing

Robust growth across all service lines and geographies, particularly in Australia and New Zealand Improvement in margin attributable to operating leverage and a lower cost base APAC Colliers 9 GAAP Operating Earnings: Q2 2021 $16.7M at 10.8% margin; Q2 2020 $5.1M at 5.1% margin 27.4 14.5 42.4 20.3 84.2 65.3 154.0 100.1 Q2 2021 Q2 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 54% 38% Outsourcing & Advisory Capital Markets Leasing

Strong management fee growth from increased AUM AUM of $44.5 billion at June 30, 2021, up 13% from December 31, 2020 and up 25% from June 30, 2020 Investment Management Colliers 10 GAAP Operating Earnings: Q2 2021 $14.2M at 28.0% margin; Q2 2020 $10.6M at 25.7% margin 50.5 41.4 50.5 41.4 Q2 2021 Q2 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 22% 21%

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 11 Cash $ 147.5 $ 156.6 $ 147.2 Total Debt 540.1 479.9 627.2 Net Debt $ 392.6 $ 323.3 $ 480.0 Convertible Notes 224.6 224.0 223.5 Redeemable non-controlling interests 448.3 442.4 375.1 Shareholders' equity 522.5 586.1 499.0 Total capitalization $ 1,588.0 $ 1,575.8 $ 1,577.6 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 0.9x 1.0x 1.5x Capital Expenditures $ 32.6 $ 19.0 Acquisition Spend (2) $ 30.2 $ 172.1 Six months ended June 30, 2021 June 30, 2020 June 30, 2021 December 31, 2020 June 30, 2020 Highlights • Leverage ratio of 0.9x at June 30, 2021 • $701 million of unused credit under revolving credit facility maturing in April 2024 • Entered into a new note purchase agreement on July 28, 2021 • US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031 • Proceeds to be drawn on or about October 7, 2021 • Anticipated capital expenditures of $65 - $75 million in 2021 • Investments in office space and IT systems/software, including deferrals from 2020

(US$ millions) 2021 Outlook Colliers 12 • Risks to the outlook: • Emergence of COVID - 19 variants around the world • Certain operating costs, reduced in light of the pandemic, are expected to increase in the second half of the year as restrictions ease which may temper margin expansion • This financial outlook is based on the Company’s best available information as of the date of this presentation and remains subject to change based on numerous macroeconomic, health, social, geo - political and related factors Full Year 2021 Outlook ( including the impact of completed acquisitions) Updated Previous Revenue +20% to +30% +15% to +30% Adjusted EBITDA +25% to +35% +15% to +30%

Appendix Reconciliation of non - GAAP measures Colliers 13

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 14 (US$ thousands) Net earnings $ (412,601) $ 6,483 $ (387,794) $ 12,942 Income tax 20,872 2,127 29,719 7,326 Other income, including equity earnings from non-consolidated investments (1,964) (266) (3,946) (970) Interest expense, net 7,916 6,179 16,200 13,763 Operating earnings (385,777) 14,523 (345,821) 33,061 Settlement of long-term incentive arrangement ("LTIA") 471,928 - 471,928 - Depreciation and amortization 34,574 25,940 72,351 50,830 Gains attributable to MSRs (5,841) (509) (14,916) (509) Equity income from non-consolidated entites 1,732 414 3,138 969 Acquisition-related items 16,695 3,784 35,542 6,534 Restructuring costs 650 13,839 943 19,307 Stock-based compensation expense 2,597 1,971 5,522 4,224 Adjusted EBITDA $ 136,558 $ 59,962 $ 228,687 $ 114,416 Three months ended Six months ended June 30, 2021 June 30, 2020 June 30, 2021 June 30, 2020

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 15 (US$ thousands) Net earnings $ (412,601) $ 6,483 $ (387,794) $ 12,942 Non-controlling interest share of earnings (11,745) (4,265) (19,525) (7,642) Interest on Convertible Notes 2,300 1,059 4,600 1,059 Settlement of LTIA 471,928 - 471,928 - Amortization of intangible assets 23,533 17,089 50,871 33,101 Gains attributable to MSRs (5,841) (509) (14,916) (509) Acquisition-related items 16,695 3,784 35,542 6,534 Restructuring costs 650 13,839 943 19,307 Stock-based compensation expense 2,597 1,971 5,522 4,224 Income tax on adjustments (8,517) (7,442) (18,183) (13,247) Non-controlling interest on adjustments (3,460) (2,447) (6,795) (4,597) Adjusted net earnings $ 75,539 $ 29,562 $ 122,193 $ 51,172 (US$) Diluted net (loss) earnings per common share $ (9.53) $ (0.25) $ (9.75) $ (0.14) Interest on Convertible Notes, net of tax 0.04 0.02 0.07 0.02 Non-controlling interest redemption increment 0.67 0.30 0.96 0.27 Settlement of LTIA 9.86 - 10.19 - Amortization expense, net of tax 0.29 0.25 0.66 0.49 Gains attributable to MSRs, net of tax (0.07) (0.01) (0.18) (0.01) Acquisition-related items 0.26 0.10 0.56 0.17 Restructuring costs, net of tax 0.01 0.24 0.01 0.35 Stock-based compensation expense, net of tax 0.05 0.05 0.12 0.10 Adjusted EPS $ 1.58 $ 0.70 $ 2.64 $ 1.25 Diluted weighted average shares for Adjusted EPS (thousands) 47,846 41,901 46,303 41,021 Three months ended Six months ended June 30, 2021 June 30, 2020 June 30, 2021 June 30, 2020 Three months ended Six months ended June 30, 2021 June 30, 2020 June 30, 2021 June 30, 2020